February 19, 2020

Via EDGAR

Melissa Gilmore
Martin James
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Motorcar Parts of America, Inc.
 Form 10-K for the Year Ended March 31, 2019
 Form 10Q for the Period Ended September 30, 2019
 Form 8-K filed November 12, 2019
 File No. 001-33861

Dear Ms. Gilmore and Mr. James:

On behalf of Motorcar Parts of America, Inc. (the “Company”), I write to confirm that the Company has requested an additional 10 business days to respond to your comment letter dated February 5, 2020, relating to the above-referenced filings.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time. You can reach me at (310) 972 4046.

Yours sincerely,

/s/ Juliet Stone
Juliet Stone
General Counsel
Motorcar Parts of America, Inc.

cc:	Selwyn Joffe, Chairman, President and CEO
David Lee, CFO